Advanced Pipe Fitting Technologies, Inc
Ste 810, NO: 98 Dong San Huan South Road Chaoyang District Beijing, P.R. China Tel: (8610) 5861-1818 775-201-8331 fax 775-232-1950

March 30, 2010

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Era Anagnosti
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Pipe Fitting Technologies, Inc.
Registration statement on Form S-1A
File No: 333-164396

Dear Ladies and Gentlemen:

The undersigned, Advanced Pipe Fitting Technologies, Inc. a Nevada corporation (the “Registrant”), has filed a Registration Statement on Form S-1/A (No. 333-164396) on March 25th 2010 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting  pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on April 2nd 2010 or as soon thereafter as is possible.

Advanced Pipe Fitting Technologies, Inc.

By: /s/Yanzhang Li Yanzhang Li, Chief Executive Officer